UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PRESS RELEASE

Videocon d2h to delist from NASDAQ on or about January 3, 2018 in connection with scheme of amalgamation with Dish TV

Mumbai, India, December 18, 2017 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”), today announced the receipt of the final approval needed in India for the closing of the merger of Videocon d2h with and into Dish TV. The Ministry of Information and Broadcasting in India vide its letter dated December 15, 2017 has approved the requests made by the company for completion of the transaction.

Videocon d2h announced its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the Nasdaq Global Market (“Nasdaq”) and to deregister with the U.S. Securities and Exchange Commission (“SEC”), in connection with its amalgamation with Dish TV India Limited (“Dish TV”). The delisting of the Videocon d2h ADSs from Nasdaq is expected to take effect on or about January 3, 2018, after close of business.

As a result, Videocon d2h anticipates that a Form 25 will be filed by Nasdaq with the Securities and Exchange Commission (“SEC”) on or about January 4, 2018 to effect the delisting. The delisting will be effective on the date of such filing. As soon as practicable following the effectiveness of the delisting from Nasdaq, Dish TV, as successor to Videocon d2h, will file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934. The deregistration will become effective 90 days after the filing of the Form 15F.

Videocon d2h is delisting its ADSs from Nasdaq and seeking deregistration and termination of its reporting obligations under the Securities Exchange Act of 1934 in connection with the approval of a scheme of arrangement, pursuant to which Videocon d2h will amalgamate with Dish TV (the “Scheme”). The Scheme is anticipated to become effective on or about December 27, 2017, upon the filing with the Registrar of Companies, Maharashtra, of the order of the Court approving the Scheme by both Videocon d2h and Dish TV.

Pursuant to the Scheme, and following the effectiveness of the amalgamation, all outstanding equity shares of Videocon d2h, including equity shares underlying the ADSs, will be mandatorily exchanged for new equity shares of Dish TV. Dish TV is expected to be subsequently renamed Dish TV Videocon Limited. Videocon d2h ADS holders will receive new Global Depositary Receipts (the “GDRs”), each GDR representing one equity share of Dish TV, exchanged at a rate of approximately 8.07331699 new GDRs for every one Videocon d2h ADS (rounded off up to eight decimal places), unless such holders elect to receive equity shares of Dish TV in lieu of GDRs by cancelling their Videocon d2h ADSs. This is based on: (i) a share exchange ratio of approximately (rounded off to eight decimal places) 2.01832925 new equity shares of Dish TV for every one equity share of Videocon d2h (subject to rounding of fractional equity share entitlements as contemplated under the Scheme); and (ii) each Videocon d2h ADS representing four Videocon d2h equity shares. Fractional GDRs will not be distributed. Holders entitled to receive fractional GDRs will instead receive cash in lieu of such fractional GDRs.

Videocon d2h ADS holders electing to cancel their ADSs and receive equity shares of Dish TV will be subject to an ADS cancellation fee of US$0.05 per ADS. There will be no fee charged to exchange Videocon d2h ADSs into Dish TV GDRs. The Videocon d2h ADSs will continue to be listed and traded on Nasdaq until the mandatory exchange described above. However, after December 22, 2017, holders of Videocon d2h ADSs will not be able to surrender their ADSs in exchange for equity shares of Videocon d2h.

This Scheme was previously announced in Videocon d2h’s press release dated November 11, 2016 and was approved by Videocon d2h shareholders on May 8, 2017. Application has been made for the GDRs to be admitted to trading on the Professional Securities Market of the London Stock Exchange plc.

It is currently anticipated that the new Dish TV equity shares and GDRs to be issued pursuant to the Scheme will be allotted and issued on or about January 4, 2018 (the “GDR Effective Date”), at which time the outstanding Videocon d2h ADSs will be exchanged for new Dish TV GDRs. It is currently anticipated that the Videocon d2h ADSs will continue trading until the close of trading on the Nasdaq trading day prior to the GDR Effective Date (on or about January 3, 2018), and, subject to approval by the UK Listing Authority, the new Dish TV GDRs will be admitted to trading on the Professional Securities Market of the London Stock Exchange plc on the first London trading day following the GDR Effective Date (on or about January 5, 2018). However, holders of Dish TV GDRs will not be able to surrender their GDRs in exchange for equity shares of Dish TV until the date the new equity shares of Dish TV are admitted for listing and trading in India, currently expected to be on or about January 24, 2018. In addition, Videocon d2h ADS holders electing to cancel their ADSs and receive equity shares of Dish TV will not be able to trade the new equity shares of Dish TV that they will receive until the date the new equity shares of Dish TV are admitted for listing and trading in India.

The anticipated key dates and process to be followed by Videocon d2h ADS holders who wish to receive equity shares of Dish TV in lieu of GDRs, anticipated key dates and process in relation to the default option where Videocon d2h ADS holders will receive Dish TV GDRs, as well as certain charges in respect of the new Dish TV GDR program are set out below. The dates set out below are subject to change. All changes, including changes in dates will be periodically updated at http://ir.videocond2h.com/. ADS holders are advised to periodically visit this website for any updates in this regard.

In addition, Videocon d2h ADS holders are directed to the notice furnished with the SEC on Form 6-K dated December 18, 2017 for further information regarding the mandatory exchange process.

Key dates or GDR/ADS information	Option 1: Default Option For receipt of Dish TV GDR to be listed on London Stock Exchange	Option 2: Cancellation Option For receipt of Dish TV India Equity Shares to be listed on Indian Stock Exchanges
Timelines & Process

Exchange ratio	1 ADS = approximately 8.07331699 Dish TV GDRs	1 ADS = approximately 8.07331699 Dish TV shares

Last date for selection of option & action required	Default option; No action required	Depository to be instructed to cancel the ADS by December 22, 2017 (i.e. at least 1 business day prior to the ADS record date below)

Record date	Date to determine holders of ADSs entitled to receive GDRs: On or about January 3, 2018	Date by which ADS holder has to become an equity shareholder of Videocon d2h, to receive the new Dish TV shares: On or before December 26, 2017

Trading in Videocon d2h ADSs on Nasdaq halts on	On or about January 3, 2018, after close of business	Date of cancellation of the ADS by the holder

Date of commencement of trading	Commencement of trading of new Dish TV GDRs on the London Stock Exchange: On or about January 5, 2018	Commencement of trading of new Dish TV shares on Indian Stock Exchanges: On or about January 24, 2018

Charges

ADS cancellation charges	Waived	USD 0.05 per ADS

GDR issuance charges	Waived	Not applicable

GDR annual servicing fee	Up to USD 0.01 per GDR	Not applicable

GDR cancellation fee (for subsequent cancellations)	Up to USD 0.05 per GDR	Not applicable

This communication does not constitute an offer of any securities for sale or subscription or a solicitation of an offer to purchase or subscribe to any securities in any jurisdiction. The equity shares of Dish TV and Dish TV GDRs issued pursuant to the Scheme will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state or other jurisdiction of the United States. Such securities will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. No public offering of such securities will be made in the United States. Such transaction has not been and will not be approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”), nor will the SEC or any U.S. state securities commission pass upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in any document in connection with the Scheme. Any representation to the contrary is a criminal offence in the United States.

About Videocon d2h

Videocon d2h is India’s fast growing DTH service provider, which offers over 650 channels & services, which includes 62 Asli “HD” channels & services. Videocon d2h recently launched the HD Smart Connect Set Top Box (Connected Set Top Box), which converts an existing normal TV into a Smart TV. The Connected Set Top Box allows one to browse content from Facebook, Twitter, Daily Motion, video on demand sites, news sites, weather sites, etc. through applications residing on the Set Top Box. Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 PIP Mosaic, d2h Cinema & Active Music. It offers High Definition channels in 1080p, HDD Sound and 16:9 aspect ratios. Videocon d2h has over 300 own service centres spread across 7,500 top towns in India.

Forward-looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in Videocon d2h’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

+91-22-4255-5000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 18, 2017

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman